Exhibit 99.4

NewLead Holdings Ltd. Announces Commercial Performance of MV Newlead Albion

Hamilton, BERMUDA, September 8, 2015 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today a review of the commercial performance of the MV Newlead Albion (“Newlead Albion”) since January 1, 2015.

The Newlead Albion is a 2012-built dry bulk eco-type Handysize vessel of 32,318 dwt and is one of the three dry bulk eco-type Handysize vessels that were delivered to NewLead’s fleet during 2014.

Since the beginning of 2015, the Newlead Albion has been trading principally on short term time charter contracts while the vessel completed one spot voyage at the beginning of 2015. As previously announced on June 30, 2015, the vessel is on a time charter contract for a minimum of two and a maximum of four months at the charterer’s option.

The Newlead Albion has been primarily trading in the Pacific Ocean area while trading is at charterer’s option. Since January 1, 2015, the vessel has transported 74,488.24 tons of dry bulk cargoes.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, "NewLead’s diversified employment and geographical positioning strategy allows the Company to capture any chartering opportunities that arise in the dry bulk market while at the same time to preserve a balance between spot, time charter and COAs.”

Mr. Zolotas, added, “NewLead’s commercial and operational flexibility permits for a positive commercial competency at a historic low dry bulk market. We believe in the dry bulk sector and will attempt to continue to grow our fleet with additional dry bulk Handysize vessels to allow for additional commercial flexibility.”

NewLead has approximately 48.6% and 76.67% of its operating days covered for 2015 and 20% and 16.27% of its operating days covered for 2016 for its dry bulk and tanker vessels, respectively.

Fleet Update

The following table details NewLead's fleet as of September 7, 2015:

Vessel Name	Size (dwts)	Vessel Type	Year Built	Charter Expiration Date
Dry Bulk Carriers
Newlead Castellano	35,542	Eco-type Handysize	2013	Q4 2015
Newlead Albion	32,318	Eco-type Handysize	2012	Q3 2015
Newlead Venetico	32,394	Eco-type Handysize	2012	Q3 2015
Newlead Victoria	75,966	Panamax	2002	min Q2 - max Q3 2018
Newlead Markela	71,733	Panamax	1990	Spot
Tanker Vessels
Newlead Granadino	5,887	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - max Q3 2017
Katerina L	3,357	Asphalt/Bitumen Oil Tanker	2009	Q4 2015
Nepheli	3,416	Asphalt/Bitumen Oil Tanker	2009	Q3 2016
Ioli	3,396	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - max Q1 2020
Sofia	2,888	Asphalt/Bitumen Oil Tanker	2008	Spot
Gema[1]	19,831	Oil Tanker	2001	Spot

1.	Third party vessel under management

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit NewLead’s renewed website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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